FOR IMMEDIATE RELEASE

CONTACT: INVESTORS:                           MEDIA:
         Kevin F. McLaughlin                  Janice M. McCourt
         Senior Vice President &              Vice President of Operations &
         Chief Financial                      Director of Corporate
         Officer                              Communications
         (617) 494-8400 ext. 2274             (617) 494-8400 ext. 2330
         email: kevin.mclaughlin@praecis.com  email: janice.mccourt@praecis.com



                    PRAECIS PHARMACEUTICALS INCORPORATED
        REPORTS FOURTH QUARTER AND YEAR END 2000 FINANCIAL RESULTS;
               ANNOUNCES ADOPTION OF STOCKHOLDER RIGHTS PLAN
                  AND 2001 ANNUAL STOCKHOLDER MEETING DATE


Cambridge, Massachusetts, January 26, 2001. PRAECIS PHARMACEUTICALS INCORPORATED (Nasdaq: PRCS) today announced consolidated financial results for the three months and year ended December 31, 2000. The Company also announced that its Board of Directors has adopted a Stockholder Rights Plan.

FINANCIAL RESULTS

The Company's net loss for the three months ended December 31, 2000 was $17,077,000, or $0.41 per diluted share, compared to net loss of $1,958,000, or $0.32 per diluted share, for the three months ended December 31, 1999. For the year ended December 31, 2000, net loss was $28,736,000, or $0.95 per diluted share, compared to net income of $9,250,000, or $0.24 per diluted share, for the year ended December 31, 1999.

Net loss for 2000 compared to net income in 1999 was due primarily to the Company's expansion of its clinical programs during 2000. Operating expenses rose 78%, or approximately $42,700,000, compared with the prior year, driven by increased spending related to the clinical and commercial development of abarelix depot for the treatment of prostate cancer. Following the completion in the third quarter of Amgen's initial $175,000,000 funding commitment, PRAECIS became responsible for one-half of these costs. The Company also increased spending for the clinical development of abarelix depot for the treatment of endometriosis, which is currently in a Phase II/III clinical trial. Additionally, the Company continued to increase spending on its clinical development programs for Latranal, a proprietary topical composition in development for the relief of localized pain, and Apan, its proprietary drug candidate for the treatment of Alzheimer's disease, as well as on expansion of discovery research initiatives and on personnel and compensation costs.

The increased net loss for the three months ended December 31, 2000 compared to the net loss for the three months ended December 31, 1999 was due primarily to increased research and development and sales and marketing costs related to the Company's abarelix program. As noted above, during the third quarter, PRAECIS became responsible for one-half of these costs. Additionally, the Company continued to increase spending related to its clinical development programs for Latranal and Apan, expansion of discovery research initiatives, facilities relocation and personnel costs.

Commenting on the fourth quarter and year-end results, Malcolm L. Gefter, Ph.D., PRAECIS' Chairman, Chief Executive Officer and President, stated, "We are pleased with the Company's progress over the past year. The year was highlighted by the submission of a New Drug Application (NDA) for abarelix depot for the treatment of prostate cancer, and subsequent acceptance earlier this week by the FDA of that filing for priority review. Additionally, we are pleased with the progress of the Phase II/III trials of abarelix depot for endometriosis, the completion of Phase I clinical trials for Latranal, the filing of an Investigational New Drug Application
(IND) for Apan and continued success with the Company's proprietary technology, LEAP (Ligand Evolution to Active Pharmaceuticals). We look forward to evaluating the results of the Phase II trial currently underway for Latranal, as well as the expected initiation during the first quarter of 2001 of a Phase I trial for Apan."

At December 31, 2000, the Company had cash and cash equivalents of $132,207,000, compared to $94,525,000 as of December 31, 1999. This increase was due primarily to the Company's initial public offering in April 2000, in which the Company raised net proceeds of approximately $84,300,000. This increase in cash was offset by increased spending on clinical development expenses and the purchase and build out of the Company's new corporate headquarters and principal research facilities in Waltham, Massachusetts.

As the Company continues to increase spending in 2001 on the ongoing development and anticipated launch of abarelix depot for the treatment of prostate cancer, as well as on the expansion of its other clinical programs, the Company expects its loss for 2001 to fall within an approximate range of $85,000,000 to $95,000,000. Furthermore, the Company expects its loss for the first quarter of 2001 to be in an approximate range of $20,000,000 to $25,000,000.

RIGHTS PLAN

PRAECIS also announced today that its Board of Directors has adopted a Stockholder Rights Plan in which Rights will be distributed as a dividend at the rate of one Right for each share of common stock, par value $.01 per share, of the Company held by stockholders of record as of the close of business on February 5, 2001. The Rights Plan is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions, and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on February 5, 2011.

Each Right initially will entitle stockholders to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock (a "Unit") for $175. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 10% or more of the Company's outstanding common stock after January 26, 2001 or commences a tender or exchange offer upon consummation of which the person or group would beneficially own 10% or more of the Company's outstanding common stock.

If any person becomes the beneficial owner of 10% or more of the Company's outstanding common stock after January 26, 2001, other than pursuant to a tender or exchange offer for all outstanding shares of the Company approved by a majority of the independent directors not affiliated with a 10%-or-more stockholder, then each Right not owned by the 10%-or-more stockholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or, in certain circumstances as determined by the Board, cash, other property, or other securities) having a value of twice the Right's then current exercise price. In addition, after any person has become a 10%-or-more stockholder after January 26, 2001, if the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right will entitle each holder, other than the 10%-or-more stockholder, to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until 10 days (subject to extension) after a public announcement that such a 10% position in the Company's outstanding common stock has been acquired.

Details of the Stockholder Rights Plan are outlined in a letter that will be mailed to all PRAECIS' stockholders.

2001 ANNUAL MEETING

The Company also announced that its 2001 Annual Meeting of Stockholders has been scheduled for May 23, 2001.


PRAECIS PHARMACEUTICALS INCORPORATED is a biotechnology company focused on the discovery and development of pharmaceutical products using its proprietary LEAP(TM) (Ligand Evolution to Active Pharmaceuticals) technology. LEAP combines the power of biological selection with the advantages of medicinal chemistry in a unique molecular evolution process. PRAECIS successfully employed LEAP in the development of abarelix depot, its lead candidate for the treatment of prostate cancer and endometriosis. PRAECIS also has programs in Alzheimer's disease, pain management and AIDS.

This news release contains forward-looking statements, including, but not limited to, statements regarding estimated losses for the first quarter of 2001 and for fiscal 2001, the adoption and effect of the stockholders rights plan, the submission to, and review by the FDA of an IND for Apan and an NDA for abarelix depot, the continuation of clinical studies of Latranal and the expected progress of these studies and the status of the abarelix program for the treatment of endometriosis. These statements are based on PRAECIS' current beliefs and expectations as to future outcomes. Such statements are subject to certain factors and uncertainties that may cause actual results to differ materially from expected results. These include, but are not limited to, unexpected expenditures, unexpected results in ongoing and future clinical trials, the need for additional research and testing, delays in manufacturing, access to capital and funding, and the timing and content of decisions made by the United States Food and Drug Administration, as well as the risks set forth from time to time in PRAECIS' filings with the Securities and Exchange Commission, including but not limited to the risks discussed in PRAECIS' most recent Form 10-Q.


There will be a conference call at 9:00 a.m. EST today to discuss PRAECIS' fourth quarter and year end financial results as well as the outlook for 2001. This call will be broadcast live over the Internet at http://www.praecis.com under "Investor Relations." In addition, for those who would like to access the teleconference, please go to "News Center" on PRAECIS' website and refer to "Events & Conferences" for dialing instructions. The webcast will be available for replay on PRAECIS' website for a period of one week after the conference call. A telephonic replay of the call will also be available for one week.

Please note that PRAECIS is planning to report first quarter 2001 earnings on April 27, 2001. For information regarding live webcasts and investment community conference calls related to these first quarter 2001 results, please refer to http://www.praecis.com approximately one week prior to the financial reporting release date.



                    PRAECIS PHARMACEUTICALS INCORPORATED
         Unaudited Condensed Consolidated Statements of Operations
              (In thousands, except share and per share data)




                                                Three Months Ended                            Year Ended
                                                   December 31,                              December 31,
                                           -----------------------------            -----------------------------
                                        2000                        1999             2000                    1999
                                        ----                        ----             ----                    ----
Revenues:
 Corporate collaborations.........   $ 34,882                    $ 4,386          $ 61,189           $     61,514
     Total revenues...............     34,882                      4,386            61,189                 61,514



Costs and expenses:
 Research and development.........     48,892                      6,574            85,915                 48,764
 Sales and marketing..............      3,778                        554             6,444                  2,601
 General and administrative.......      1,411                        851             5,285                  3,572
     Total costs and expenses.....     54,081                      7,979            97,644                 54,937



Operating income (loss)...........    (19,199)                    (3,593)          (36,455)                 6,577


Interest income, net..............      2,122                      1,265             7,819                  4,473


Income (loss) before income taxes..   (17,077)                    (2,328)          (28,636)                11,050
Provision (benefit) for income taxes.     -                         (370)              100                  1,800

Net income (loss).................  $ (17,077)                  $ (1,958)        $ (28,736)               $ 9,250


Net income (loss) per share:
 Basic............................    $ (0.41)                   $ (0.32)          $ (0.95)                $ 1.51
 Diluted..........................    $ (0.41)                   $ (0.32)          $ (0.95)                $ 0.24


Weighted average number of common
 shares:
 Basic............................  42,106,674                 6,186,032        30,258,507              6,105,738
 Diluted..........................  42,106,674                 6,186,032        30,258,507             37,848,794


Pro forma net income (loss) per share:
 Basic............................    $ (0.41)                   $ (0.06)          $ (0.74)                $ 0.29
 Diluted..........................    $ (0.41)                   $ (0.06)          $ (0.74)                $ 0.24


Pro forma weighted average number
 of common shares:
 Basic............................  42,106,674                31,793,882        38,794,457             31,713,588
 Diluted..........................  42,106,674                31,793,882        38,794,457             37,848,794




              Unaudited Condensed Consolidated Balance Sheets
                               (in thousands)


                                    December 31, 2000         December 31, 1999

Cash and cash equivalents                    $132,207                   $94,525
Materials inventory                               -                      21,100
Other current assets                            8,211                    18,663
Property and equipment, net and other
 long-term assests                             55,153                     6,043
                                   ------------------        ------------------
  Total assests                              $195,571                  $140,331


Advanced payments                            $    -                     $21,100
Other current liabilities                     24,685                     26,968
Long-term liabilities                         24,355                      4,547
Total stockholders' equity                   146,531                     87,716
                                   ------------------        ------------------

Total liabilities and stockholders'
equity                                      $195,571                   $140,331
                                   ==================        ==================